May 9, 2012

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tia Jenkins, Senior Assistant Chief Accountant Brian McAllister Nasreen Mohammed

Re:	Cliffs Natural Resources Inc.

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 16, 2012

File No. 001-08944

Ladies and Gentlemen:

Cliffs Natural Resources Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 12, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the year ended December 31, 2011

Management Discussion and Analysis, Results of Operations – page 64

1.	We note your disclosure that sales prices increased at US Iron Ore driven by higher market pricing due to the industry’s shift toward shorter-term pricing arrangements linked to the spot market and by sales tons to seaborne customers at market-based rates. Please provide a more comprehensive discussion of your renegotiated long-term supply agreements and quantify the impact that these renegotiated agreements had on your US Iron Ore revenue for the fiscal year ended December 31, 2011. Please explain the reasons for the increase of 0.9 million sales tons to seaborne customers. In addition, disclose in future filings any known trends that are reasonability likely to impact your results of operations or liquidity in fiscal year ended December 31, 2011. Refer to Financial Reporting Codification Section 501.02 for guidance.

Response:

As background, many of our long-term sales agreements contained a pricing mechanism that includes, among others, an escalation feature referencing benchmark pricing (e.g., Eastern Canadian Pellet Price). The escalation feature would allow changes in the referenced benchmark pricing to be used as an input into the calculation to determine our sales price under the long-term sales agreement. These referenced benchmark prices were traditionally settled and published on an annual basis. Year-over-year changes in such benchmark pricing would have a corresponding impact on the prices we, in turn, would charge under our long-term sales agreements as they were factored into the overall pricing mechanism under the agreement (subject to the specific calculations of each long-term sales agreement). Since these benchmark prices would settle once a year, pricing volatility flowing through our long-term sales agreements triggered by such pricing references was limited. As disclosed in Critical Accounting Estimates, pages 85-86 of the 2011 Form 10-K, these annual benchmark prices ceased to publish in recent years. The annual benchmark historically utilized in the pricing mechanism in several long-term sales agreements was renegotiated due to the elimination of the previously published Eastern Canadian Pellet Price market index. The market input utilized in the pricing mechanism has largely been renegotiated and replaced with references to pricing published on the spot market (e.g., Platts). This allows our contract pricing to be impacted by more current, and frequent, changes to iron ore pricing in the open (spot) market, which increased approximately 40 percent in 2011 and was reflected in the pricing calculations of several of our long-term sales agreements.

Though most of our capacity in U.S. Iron Ore is committed under long-term contracts, we are able to supply a portion of our iron ore produced in the U.S. to international customers when market demand exists and market pricing supports the incremental freight costs we will incur to make the iron ore available to the overseas customers. During 2011, iron ore pricing and demand supported the additional 0.9 million tons delivered and sold to international customers. Sales to international customers represented less than five percent of our total U.S. Iron Ore sales for the fiscal year ended December 31, 2011 and we do not expect that to change significantly in future periods.

The Company is unaware of any known trends, events, or uncertainties that would have a material effect on the Company’s results of operations or liquidity position in fiscal year 2012 for which additional disclosure is required under Section 501.02 of the Financial Reporting Codification. The Company further refers the Staff to Outlook, pages 83-85, in which we discuss our pricing and cost guidance for 2012 by business segment. In addition, the Company supplementally advises the Staff that it will provide in future filings, to the extent material, further discussion regarding the impact of new and renegotiated long-term supply agreements as well as quantifying the impact of other factors that cause significant changes in the Company’s operating results, including any related prospective effects.

Revenue Recognition, page 113

2.	We note your disclosure on provisional pricing arrangements on page 125 that you recognized $809.1 million and $960.7 million of revenue for the years ended December 31, 2011 and 2010. Please clarify in future filings how the shift toward shorter-term pricing arrangements linked to the spot market impacted your revenue accounting policy. Please clarify the price that is used on the renegotiated contracts and also discuss and how you account for those shipments that are made on a provisional basis and whether there are any estimates or judgments in recording revenue.

Response:

The Company advises the Staff that the shift towards shorter-term pricing arrangements linked to the spot market has not materially impacted the Company’s revenue recognition policy as “revenue is recognized on the sale of products when title to the product has transferred to the customer in accordance with the specified provision of each term supply agreement and all applicable criteria for revenue recognition have been satisfied”. As noted in the comment above, the price used in the renegotiated contracts is a price that is provisionally agreed-upon with the customer that references a new market-based index as the index stated in the original contract no longer exists. The Company further refers the Staff to Critical Accounting Estimates – Revenue Recognition, pages 85-87, in which the Company provides clarification of the estimates or judgments utilized in recording revenue.

In response to the Staff’s comment, in future periodic reports, we will modify our revenue recognition policy disclosure to include additional clarifying language related to provisional pricing. Specifically, we have modified our revenue recognition disclosure related to our provisional pricing arrangements in Note 1 to our first quarter Form 10-Q filed on April 26, 2012, as described below:

U.S. Iron Ore, Eastern Canadian Iron Ore and Asia Pacific Iron Ore

We sell our products pursuant to comprehensive supply agreements negotiated and executed with our customers. Revenue is recognized from a sale when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product is delivered in accordance with F.O.B. terms, title and risk of loss have transferred to the customer in accordance with the specified provisions of each supply agreement and collection of the sales price reasonably is assured. Our U.S. Iron Ore, Eastern Canadian Iron Ore and Asia Pacific Iron Ore supply agreements provide that title and risk of loss transfer to the customer either upon loading of the vessel, shipment or, as is the case with some of our U.S. Iron Ore supply agreements, when payment is received. Under certain term supply agreements, we ship the product to ports on the lower Great Lakes or to the customers’ facilities prior to the transfer of title. Our rationale for shipping iron ore products to certain customers and retaining title until payment is received for these products is to minimize credit risk exposure.

Iron ore sales are recorded at a sales price specified in the relevant supply agreements resulting in revenue and a receivable at the time of sale. Upon revenue recognition for provisionally priced sales, a freestanding derivative is created for the difference between the sales price used and expected future settlement price. The derivative, which does not qualify for hedge accounting, is adjusted to fair value through Product revenues as a revenue adjustment each reporting period based upon current market data and forward-looking estimates determined by management until the final sales price is determined. The principal risks associated with recognition of sales on a provisional basis include iron ore price fluctuations between the date initially recorded and the date of final settlement. For revenue recognition, we estimate the future settlement rate; however, if significant changes in iron ore prices occur between the provisional pricing date and the final settlement date, it is reasonably possible that we could be required to either return a portion of the sales proceeds received or bill for the additional sales proceeds due based on the provisional sales price.

Furthermore, we refer the Staff to Note 3 of our first quarter 2012 Form 10-Q for additional clarifying language related to provisional pricing arrangements and the impact to our recorded derivative instruments, as described below:

Provisional Pricing Arrangements

Certain of our U.S. Iron Ore, Eastern Canadian Iron Ore and Asia Pacific Iron Ore customer supply agreements specify provisional price calculations, where the pricing mechanisms are generally based on market pricing, with the final sales price to be based on market inputs at a specified point in time in the future, per the terms of the supply agreements. The difference between the provisionally agreed-upon price and the estimated final sales price is characterized as a derivative and is required to be accounted for separately once the revenue has been recognized. The derivative instrument is adjusted to fair value through Product revenues each reporting period based upon current market data and forward-looking estimates provided by management until the final sales price is determined. We have recorded $4.1 million as current Derivative assets and $1.1 million as derivative liabilities included in Other current liabilities in the Statements of Unaudited Condensed Consolidated Financial Position at March 31, 2012 related to our estimate of final sales price with our U.S. Iron Ore, Eastern Canadian Iron Ore and Asia Pacific Iron Ore customers. At December 31, 2011, we did not have any derivative assets or liabilities recorded due to these arrangements. These amounts represent the difference between the provisional price agreed upon with our customers based on the supply agreement terms and our estimate of the final sales price based on the price calculations established in the supply agreements. As a result, we recognized a net $3.0 million increase in Product revenues in the Statements of Unaudited Condensed Consolidated Operations for the three months ended March 31, 2012 related to these arrangements. There were no amounts recognized related to these arrangements for the three months ended March 31, 2011.

In some instances we are still working to revise components of the pricing calculations referenced within our supply agreements to incorporate new market inputs to the pricing mechanisms as a result of the elimination of historical benchmark pricing. As a result, we record certain shipments made to our U.S. Iron Ore and Eastern Canadian Iron Ore customers based on an agreed-upon provisional price with the customer until final settlement on the market inputs to the pricing mechanisms are finalized. The lack of agreed-upon market inputs results in these pricing provisions being characterized as derivatives. The derivative instrument, which is settled and billed or credited once the determinations of the market inputs to the pricing mechanisms are finalized, is adjusted to fair value through Product revenues each reporting period based upon current market data and forward-looking estimates determined by management. During the three months ended March 31, 2012, we had no shipments to customers under supply agreements in which components of the pricing calculations are still being finalized. We recognized $20.0 million as an increase in Product revenues in the Statements of Unaudited Condensed Consolidated Operations for the three months ended March 31, 2011, under these pricing provisions for certain shipments to our U.S. Iron Ore and Eastern Canadian Iron Ore customers. At March 31, 2012, we had no Derivative assets, derivative liabilities included in Other current liabilities or Accounts receivable in the Statements of Unaudited Condensed Consolidated Financial Position recorded related to these arrangements. At December 31, 2011, we recorded $1.2 million Derivative assets, $19.5 million derivative liabilities included in Other current liabilities and $83.8 million Accounts receivable in the Statements of Unaudited Condensed Consolidated Financial Position recorded related to these arrangements.

The Company supplementally advises the Staff that the market indices most commonly utilized within the pricing mechanisms of our renegotiated contracts are the Platts index or a similarly published index equivalent. In some instances, the market input to be utilized in the final pricing calculation is not yet available at the reporting period. In instances when the market input for the pricing mechanism has not yet been finalized, we have agreed to a provisional pricing arrangement with our customers for which we recognized $809.1 million and $960.7 million of revenue for the years ended December 31, 2011 and 2010, respectively, which are recorded in accordance with our revenue recognition policy as disclosed above. Additionally, as noted in the Critical Accounting Estimates referred above and in the Company’s Derivative Instruments and Hedging Activities footnote, pages 124-125, management estimates the anticipated future settlement of the market input contained within the pricing mechanisms of these contracts, by utilizing the current market data (e.g., published market indices) and forward-looking estimates determined by management, which are adjusted to actual when the published market prices are available.

Note 10. Pensions and Other Postretirement Benefits, page 150

3.	We note the current year actuarial loss of $165.3 million on page 153. Please explain in detail the drivers of the loss and any changes in assumptions.

Response:

We refer the Staff to our Critical Accounting Estimates, Employee Retirement Benefit Obligation, page 92, and Note 10 – Pensions and Other Postretirement Benefits, pages 154-155, for information regarding our key assumptions that have resulted in the actuarial loss during 2011 and the sensitivities of each of the key components discussed.

The current year actuarial loss of $165.3 million is related to both our U.S. Pension Plans and our Canadian Pension Plans of approximately $111.5 million and $53.8 million, respectively. The main drivers of the losses are primarily attributable to the decreases in the discount rates from 2010 as well as the lower than estimated actual return on plan assets.

Discount rate:

	Discount Rates		Loss Related to Decrease in Discount Rate
	2011	2010
U.S. Plans	4.28%	5.11%	$79.8M
Canada Plans	4.00%	5.00%	$30.0M

As discussed in the Assumptions section of Note 10 – Pensions and Other Postretirement Benefits, page 154, we refer the Staff to the following discussion:

For our U.S. plans, we used a discount rate as of December 31, 2011 of 4.28 percent, compared with a discount rate of 5.11 percent as of December 31, 2010. The U.S. discount rates are determined by matching the projected cash flows used to determine the PBO and APBO to a projected yield curve of over 425 Aa graded bonds in the 10th to 90th percentiles. These bonds are either noncallable or callable with make-whole provisions. The duration matching produced rates ranging from 4.12 percent to 4.43 percent for our plans. Based upon these results, we selected a December 31, 2011 discount rate of 4.28 percent for our plans.

For our Canadian plans, we used a discount rate as of December 31, 2011 of 4.00 percent for the pension plans and 4.25 percent for the other postretirement benefit plans. Similar to the U.S. plans, the Canadian discount rates are determined by matching the projected cash flows used to determine the PBO and APBO to a projected yield curve of over 225 corporate bonds in the 10th to 90th percentiles. The corporate bonds are either Aa graded, or (for maturities of 10 or more years) A or Aaa graded with an appropriate credit spread adjustment. These bonds are either noncallable or callable with make whole provisions.

Asset Returns:

	Estimated Asset Returns	Actual Asset Returns	Loss Related to Variance
U.S. Plans	8.25%	2.50%	$32.4M
Canada Plans	7.25%	-2.00%	$15.8M

As discussed in the Plan Assets section of Note 10 – Pensions and Other Postretirement Benefits, page 155, we refer the Staff to the following discussion:

Our financial objectives with respect to our pension and VEBA plan assets are to fully fund the actuarial accrued liability for each of the plans, to maximize investment returns within reasonable and prudent levels of risk, and to maintain sufficient liquidity to meet benefit obligations on a timely basis.

Our investment objective is to outperform the expected Return on Asset (“ROA”) assumption used in the plans’ actuarial reports over a full market cycle, which is considered a period during which the U.S. economy experiences the effects of both an upturn and a downturn in the level of economic activity. In general, these periods tend to last between three and five years. The expected ROA takes into account historical returns and estimated future long-term returns based on capital market assumptions applied to the asset allocation strategy.

The asset allocation strategy is determined through a detailed analysis of assets and liabilities by plan, which defines the overall risk that is acceptable with regard to the expected level and variability of portfolio returns, surplus (assets compared to liabilities), contributions and pension expense.

The asset allocation review process involves simulating the effect of financial market performance for various asset allocation scenarios and factoring in the current funded status and likely future funded status levels by taking into account expected growth or decline in the contributions over time. The modeling is then adjusted by simulating unexpected changes in inflation and interest rates. The process also includes quantifying the effect of investment performance and simulated changes to future levels of contributions, determining the appropriate asset mix with the highest likelihood of meeting financial objectives and regularly reviewing our asset allocation strategy.

The Company supplementary advises the Staff that the remaining balance of the change not discussed above primarily relates to a change in the demographics data.

*    *    *

Closing Comments

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to call me at 216-694-4395.

Sincerely,

/s/ Timothy K. Flanagan
Timothy K. Flanagan
Vice President, Corporate Controller and Chief Accounting Officer